SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2003

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:                  Yes ☐ No ☒

Attached hereto and incorporated by reference herein is Registrant’s press release dated July 21st, 2003 announcing Registrant’s second quarter financial results.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) BY: /S/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: July 21st, 2003

EARNINGS RELEASE

FOR IMMEDIATE RELEASE

SILICOM REPORTS SECOND
QUARTER AND FIRST HALF 2003 RESULTS

        KFAR SAVA, Israel—July 21, 2003 — Silicom Ltd. (NASDAQ:SILCF) today reported financial results for the second quarter and first six months ended June 30, 2003.

        Revenues for the second quarter of 2003 were $700,000 compared to $765,000 for the second quarter of 2002. Net loss for the quarter was ($544,000), or ($0.13) per fully diluted share, compared to ($536,000), or ($0.13) per fully diluted share, for the second quarter of 2002.

        For the first six months ended June 30, 2003, revenues were $2,025,000, compared to $1,419,000 for the first six months of 2002. Net loss for the period was ($767,000), or ($0.19) per fully diluted share, compared to ($1,135,000), or ($0.28) per fully diluted share, for the first half of 2002.

        Commenting on the results, Shaike Orbach, President and CEO, said, “Low visibility continues to characterize all our markets, resulting in significant revenue fluctuation from quarter to quarter. While we recorded a slight year-over-year decrease in the second quarter of 2003, there was a year-over-year growth in the first half.

        “Nonetheless, we are making progress in sales efforts related to our strategic new Server/Storage Networking Cards, and discussions with a number of potential customers for these high-performance solutions are underway. The sales cycle for these products is long. To help expedite it, we have recently recruited a second storage/server-industry sales professional, who will operate from our new sales office in California, complementing the sales efforts of both our offices on the East Coast. At the same time, we continue with aggressive R&D in several fronts to take full advantage of the opportunity.”

Silicom Ltd. is an industry-leading provider of communications connectivity solutions and advanced enabling technologies, making it the preferred time-to-market and performance partner to many of the industry’s significant players. With core expertise in high performance, innovative technologies for networking and operating systems, the Company develops high-performance networking solutions for manufacturers of storage, Internet traffic management, security, and other types of server-based systems characterized by multi-port high-performance environments. Silicom also offers an extensive range of PC Cards, PCI cards and USB products. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Contact:

Ilan Erez, CFO
Silicom Ltd.
Tel: +972-9-764-4555
E-mail: ilane@silicom.co.il

FINANCIAL TABLES FOLLOW

Silicom Ltd. Consolidated Summary of Results
(Unaudited)

U.S. dollars, in thousands, except for per share amounts

	Three-month period ended June 30,		Six-month period ended June 30,
	2003	2002	2003	2002
Sales	$700	$765	$2,025	$1,419
Cost of sales	478	563	1,155	1,116

Gross profit	222	202	870	303

Research and development costs,
gross	438	322	837	734
Less - royalty bearing participations	(66)	(51)	(66)	(134)

Research and development costs, net	372	271	771	600
Selling and marketing expenses	235	259	576	530
General and administrative	156	241	306	387

	763	771	1,653	1,517

Operating loss	(541)	(569)	(783)	(1,214)
Financial income (expenses), net	(3)	33	16	79

Loss before taxes on income	(544)	(536)	(767)	(1,135)
Taxes on income	---	---	---	---

Net loss	$(544)	$(536)	$(767)	$(1,135)

Basic and diluted loss per share	$(0.13)	$(0.13)	$(0.19)	$(0.28)

Weighted average number of shares
outstanding - Basic EPS (in thousands)	4,110	4,110	4,110	4,110

Weighted average number of shares
outstanding - Diluted EPS (in
thousands)	4,110	4,110	4,110	4,110

Silicom Ltd. Consolidated Balance Sheets
(U.S. dollars, in thousands)

	June 30, 2003 (Unaudited)	December 31, 2002 (Audited)
Assets
Current assets
Cash and cash equivalents	$1,494	$861
Short term investments	2,032	3,799
Trade receivables	284	504
Other receivables	253	277
Inventories	1,158	1,221

	5,221	6,662

Long-term investments	502	-
Severance pay fund	484	408
Property and equipment, net	298	257
Other assets	73	77

Total assets	$6,578	$7,404

Liabilities and shareholder's equity

Current liabilities
Trade payables	311	561
Other payables and accrued liabilities	499	415

Total current liabilities	810	976
Liability for severance pay	850	743

Total liabilities	1,660	1,719

Shareholders' Equity
Share capital and additional paid in
capital	5,550	5,550
Treasury stock	(38)	(38)
Retained earnings (deficit)	(594)	173

	4,918	5,685

Total liabilities and shareholders equity	$6,578	$7,404